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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

DADE BEHRING INC.
 (Name of Applicant)

(Address of principal executive office)
1717 Deerfield Road, Deerfield, Illinois 60015-0778

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS Senior Subordinated Notes Due 2010	AMOUNT Up to $315,312,500 in aggregate principal amount

Approximate Date of Proposed Public Offering: Upon the Effective Date (as defined herein) of the applicant's plan of reorganization, presently anticipated to be on or about September 25, 2002.

Louise S. Pearson, Esq.
1717 Deerfield Road
Deerfield, Illinois 60015-0778
(847) 267-5300
(847) 267-5378 (facsimile)

WITH COPIES TO:

Lance C. Balk, Esq. Kirkland & Ellis 153 East 53rd Street New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)	Risë B. Norman, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 (212) 455-2000 (212) 455-2502 (facsimile)

        THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT THAT SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION FOR QUALIFICATION OR (II) SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL

ITEM 1.    GENERAL INFORMATION.

        (a)    Form of organization: Dade Behring Inc. is a corporation (the "Corporation" or the "Applicant").

        (b)    State under the laws of which organized: The Corporation is organized under the laws of the State of Delaware.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.

        The Corporation has concluded a solicitation (the "Solicitation") of acceptances of a proposed joint reorganization plan (as the same may be further modified, the "Plan") of the Corporation, Dade Behring Holdings, Inc., the Corporation's parent company ("Holdings"), and their respective debtor subsidiaries (collectively, the "Companies") as set forth in the Plan of Reorganization (as the same may be further modified, the "Plan"). A copy of the Plan is attached as Exhibit A to the Disclosure Statement attached hereto as Exhibit T3E). The Companies have as of the date of the filing of this Application filed a petition for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois ("Chapter 11 Cases"). As further described in the Disclosure Statement, the Solicitation was conducted in order to obtain (prior to the commencement of Chapter 11 cases) sufficient votes to enable the Plan to be confirmed by the Bankruptcy Court. It was the view of the Companies that by conducting the Solicitation in advance of commencing Chapter 11 cases, the pendency of the cases would be significantly shortened and their administration will be simplified and less costly. Capitalized terms used in this Item 2 and not defined elsewhere in this application have the meanings given to such terms in the Disclosure Statement.

        The Corporation proposes to issue, as part of the Plan, up to $315,312,500 in aggregate principal amount of Senior Subordinated Notes due 2010 (the "Notes") under the Bankruptcy Code. The Notes will be issued under an indenture (the "Indenture") which is the subject of this application. The interest rate on the Notes will be fixed on the effective date of the Plan (the "Effective Date") at a rate equal to the sum of (i) the most recently available yield to maturity set forth in the Healthcare subindex of the Bear Stearns High Yield Index plus (ii) 41 basis points. Holdings and certain subsidiaries of the Applicant (collectively, the "Guarantors") will guarantee the Notes.

        The Plan provides that holders of the Existing Senior Debt shall receive, in full satisfaction of allowed claims, their pro rata share of (a) $400 million in cash (to be paid on the Effective Date, from proceeds of the New Senior Debt), the terms of which are described in Article VIII of the Disclosure Statement, (b) the Notes, and (c) 66 2/3% of the New Common Stock (as further described in the Disclosure Statement).

        There has not been, nor is there going to be, any sales of Notes by the Corporation or by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the Notes. The Corporation has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

        The Corporation believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 4(2) of the Securities Act, as a private offering to a limited number of sophisticated persons, and pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan of reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Corporation believes that the issuance of the Notes under the Solicitation and under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

AFFILIATIONS

ITEM 3.    AFFILIATES.

        (a)    Set forth below is a list of all direct and indirect subsidiaries of the Corporation as of the date of this application (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by the Corporation. The Corporation is a wholly owned subsidiary of Holdings. Holdings, the Corporation and each Subsidiary will continue their corporate existence unchanged after the Effective Date. The names of indirectly owned entities are indented and listed under their direct parent entities.

Subsidiary	Percentage of Voting Securities Owned by Immediate Parent
Dade MicroScan Inc. (U.S.)	100%
Dade Finance, Inc. (U.S.)	100%
Syva Diagnostics Holding Company (U.S.)	100%
Syva Company (U.S.)	100%
Syva Childcare Inc. (U.S.)	100%
Chimera Research and Chemical, Inc. (U.S.)	100%
Dade Behring B.V. (Netherlands)	100%
Behring Diagnostios Portugal—Meios de Diagnostico Medico,	63.45	%(1)
Lda (Portugal)
Dade Behring S.A.S. (France)	100%
Dade Behring Vertriebs Beteiligungs GmbH (Germany)	100%
Dade Behring AG (Switzerland)	96.62	%(2)
Dade Behring Diagnostics AG (Switzerland)	100%
Dade Behring Canada Inc. (Canada)	100%
Dade Behring, S.A. de C.V. (Mexico)	100%
Dade Behring Ltd. (Japan)	100%
Dade Behring Diagnosticos Ltda. (Brazil)	100%
Dade Behring de Venezuela C.A. (Venezuela)	100%
Dade Behring Argentina, S.A. (Argentina)	100%
Dade Behring Columbia Ltda. (Columbia)	100%
Dade Behring Diagnostics Pty, Ltd. (Australia)	100%
Behring Diagnostics Australia Pty. Ltd. (Australia)	100%
Dade Behring Diagnostics Ltd., NZ (New Zealand)	100%
PT Behrindo Nusaperkasa (Indonesia)	100%
Dade Behring Holding GmbH (Germany)	100%
Dade Behring Marburg GmbH (Germany)	100%
Dade Behring Grundstrucks GmbH (Germany)	99.5	%(3)
Dade Behring Vertriebs GmbH & Co. OHG (Germany)	80	%(4)
Dade Behring Austria Ges.m.b.H. (Austria)	100%
Dade Behring A/S (Denmark)	100%
Dade Behring OY (Finland)	100%
Dade Behring Hellas ABEE (Greece)	100%
Dade Behring Diagnostica S.p.A. (Italy)	70	%(5)
Dade Behring S.p.A. (Italy)	73	%(6)

(1)
Remaining 36.5% owned by DB Marburg and .05% by Dade Finance, Inc.

(2)
Remaining 3.38% owned by Syva Diagnostica B.V.

(3)
Remaining ..5% owned by Dade Finance, Inc.

(4)
Remaining 20% owned by DB Vertriebs GmbH.

(5)
Remaining 30% owned by Dade Behring Holding GmbH.

(6)
Remaining 27% owned by Dade Behring BV.

Subsidiary	Percentage of Voting Securities Owned by Immediate Parent
Syva Diagnostica B.V. (Netherlands)	100%
Syva European Distribution B.V. (Netherlands)	100%
Dade Behring AS (Norway)	100%
Dade Behring Polska Sp.z.o.o. (Poland)	100%
Dade Behring Patente GmbH & Co. KG (Germany)	100%
Dade Behring Diagnostics S.A. (Spain)	100%
Dade Behring AB (Sweden)	100%
Dade Behring S.A. (Belgium)	100%
Dade Behring European Services Sprl (Belgium)	100%
Dade Behring Diagnostik Ticaret Ltd. Sirketi (Turkey)	80	%(7)
Dade Behring South Africa Ltd. (South Africa)	100%
Dade Behring Ltd. (U.K.)	100%
Dade Behring Diagnostics Asia Pte. Ltd (Singapore)	100%
Dade Behring Diagnostics S.A.E. (Egypt)	100%
Dade Behring Diagnostics (Malaysia) SDN BHD (Malaysia)	100%
Dade Behring Hong Kong, Ltd. (Hong Kong)	100%
Dade Behring Diagnostic Ltd. (Thailand)	100%
Dade Behring Diagnostics Philippines, Inc. (Philippines)	100%
Dade Behring Holdings Hong Kong, Ltd. (Cayman Islands)	100%
Dade Behring Hong Kong Holdings Corp. (British Virgin Islands)	100%
Dade Behring Diagnostics (Shanghai) Co., Ltd. (China)	100%

(7)
Remaining 20% owned by DB Marburg.

        See Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Applicant by virtue of their stock ownership.

MANAGEMENT AND CONTROL

ITEM 4:    DIRECTORS AND EXECUTIVE OFFICERS

        (a)    Current directors and executive officers: The following tables set forth the names of, and offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Corporation. The mailing address for each director and executive officer is c/o Dade Behring Inc., 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

        The directors of Dade Behring Inc. are as follows:

Name	Position
Steven W. Barnes	Director
James Reid-Anderson	Director
Philip Loughlin	Director
Joseph H. Gleberman	Director
Stephen G. Pagliuca	Director
Robert W. Brightfelt	Director
John P. Connaughton	Director

        The executive officers of Dade Behring Inc. are as follows:

Name	Office
James Reid-Anderson	President and Chief Executive Officer
Robert W. Brightfelt	Executive Vice President
Dominic M. Quinn	Executive Vice President
Hiroshi Uchida	Executive Vice President
John M. Duffey	Senior Vice President and Chief Financial Officer
David Edelstein	Senior Vice President, Chief Information and Regulatory Affairs Officer
Kathleen B. Kennedy	Senior Vice President of Human Resources
Mark Wolsey-Paige	Vice President of Global Marketing
Randy Daniel	Corporate Vice President
Nancy A. Krejsa	Corporate Vice President
Ricky O. Lee	Corporate Vice President
Stephen G. Pagliuca	Corporate Vice President and Assistant Secretary
John P. Connaughton	Corporate Vice President and Assistant Secretary
Steven W. Barnes	Corporate Vice President and Assistant Secretary
Philip Loughlin	Corporate Vice President and Assistant Secretary
Mark W. Moran	Corporate Vice President and Treasurer
Louise S. Pearson	Corporate Vice President and Secretary
Joseph A. Nigro, Jr.	Assistant Secretary
Cynthia G. Tymeson	Assistant Secretary
Candace P. Davis	Assistant Secretary
Robert A. Imig	Assistant Secretary

        Following the effective date of the Plan, it is anticipated that the Corporation's executive officers will be as set forth above. Following the effective date of the Plan, the Corporation's board of directors will be comprised of seven directors, four of whom will be nominated by the holders of Existing Senior Debt and two of whom will be nominated by the holders of Existing Subordinated Notes. The seventh director will be James Reid-Anderson, the Corporation's Chief Executive Officer.

ITEM 5:    PRINCIPAL OWNERS OF VOTING STOCK

        All of the Applicant's voting securities, which consist entirely of 1,000 shares of Common Stock, $.01 par value, are held by Holdings. Following the effective date of the Plan, the Applicant's voting securities will continue to be held by Holdings. The mailing address of Holdings is the same as that for the Corporation.

UNDERWRITERS

ITEM 6:    UNDERWRITERS

        (a)    Within three years prior to the date of filing the application, no person has acted as an underwriter of any securities of the Corporation which were outstanding on the date of this application.

        (b)    No person is acting, or proposed to be acting, as principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7: CAPITALIZATION.

  (a)
  As of July 15, 2002, the Corporation had the following securities authorized and outstanding:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $.01 per share	1,000 shares	1,000 shares

        Following the effective date, the Corporation will have the following securities authorized and outstanding:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $.01 per share	1,000 shares	1,000 shares
Senior Subordinated Notes due 2010	Up to $315,312,500 in aggregate principal amount	Up to $315,312,500 in aggregate principal amount

        Holders of common stock (prior to and following the effective date) are entitled to one vote per share for the election of directors and for other matters submitted to a vote of shareholders. Shares of common stock do not have cumulative voting rights.

INDENTURE SECURITIES

ITEM 8: ANALYSIS OF INDENTURE PROVISIONS

        The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a)    EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

        The following events are defined in the Indenture as "Events of Default": (i) the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (ii) the failure to pay the principal on any Note when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Corporation receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; (iv) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Corporation or any Restricted Subsidiary (other than a Securitization Entity) of the Corporation and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Corporation or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 20 day period described above has passed, aggregates $20 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $20 million shall have been rendered against the Corporation or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; (vi) any Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its Guarantee; and (vii) certain events of bankruptcy affecting the Corporation or any of its Significant Subsidiaries.

        Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Corporation and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Bank Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Bank Credit Agreement or 5 business days after receipt by the Corporation and the Representative under the Bank Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing. If an Event of Default with respect to bankruptcy proceedings of the Corporation occurs and is continuing, then such amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Corporation has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vii) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

        The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give Holders of the Notes notice of such default known to it. Except in the case of a default in payment of principal of, or interest on, any Note, including an accelerated payment, or that resulted from the failure of the Corporation to comply with the restrictions concerning change of control, transfer of assets, merger or consolidation contained in the Indenture, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines the withholding the notices in the interest of Holders of the Notes.

(b)    AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

        Two Officers, or an Officer and an Assistant Secretary, shall sign, or one Officer shall sign and one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Corporation by manual or facsimile signature. The Corporation's seal shall also be reproduced on the Notes. If an Officer or Assistant Secretary whose signature is on a Note was an Officer or Assistant Secretary at the time of such execution but no longer holds that office or position at the time the Trustee authenticates the Note, the Note shall nevertheless be valid. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

        The Trustee shall not be required to authenticate Notes if the issuance of such Notes pursuant to the Indenture will affect the Trustee's own rights, duties or immunities under the Notes and the Indenture in a manner which is not reasonably acceptable to the Trustee.

        The Trustee may appoint an Authenticating Agent reasonably acceptable to the Corporation to authenticate Notes. Unless otherwise provided in the appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. An Authenticating Agent has the same rights as an Agent to deal with the Corporation and Affiliates of the Corporation.

        The Notes shall be issuable in fully registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof.

        There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.

(c)    RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

        The Notes are unsecured and, therefore, no property of the Applicant or the Guarantors described in Item 9 below is subject to lien under the Indenture.

(d)    SATISFACTION AND DISCHARGE

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Corporation has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Corporation directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Corporation has paid all other sums payable under the Indenture by the Corporation; and (iii) the Corporation has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

        After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Corporation's and each Guarantor's obligations under the Notes and the Indenture (except as to the surviving obligations described above).

(e)    EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITION AND COVENANTS PROVIDED FOR IN THE INDENTURE.

        The Corporation and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) shall deliver to the Trustee, within 90 days after the end of the Corporation's fiscal year, an Officers' Certificate stating that a review of its activities and the activities of its Subsidiaries and the Guarantors during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Corporation, or such Guarantor, has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer's knowledge the Corporation, or such Guarantor, during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers' Certificate shall also notify the Trustee should the Corporation elect to change the manner in which it fixes its fiscal year end.

ITEM 9: OTHER OBLIGORS

        The Corporation's obligations with respect to the Notes will be guaranteed by each Guarantor. A schedule of names and addresses of the Guarantors is attached as Annex A hereto.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)
Pages numbered 1 to 9, consecutively.

(b)
The statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas, as Trustee under the Indenture to be qualified (to be filed by amendment).

(c)
The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee.
Exhibit T3A-1
Certificate of Incorporation of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit 3.1 to the Corporation's Form S-1 Registration Statement filed on October 4, 1996).
Exhibit T3A-2	Amendment of Certificate of Incorporation of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation's Form 10-K, filed on March 29, 1999)
Exhibit T3B-1	Amended and Restated Bylaws of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit 3.2 to the Corporation's Form 10-K, filed on March 31, 1998).
Exhibit T3C
Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and Deutsche Bank Trust Company Americas, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, section and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (to be filed by amendment).
Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement of Debtors' Joint Plan of Reorganization (including the Plan which is attached as Exhibit A thereto) (filed herewith).
Exhibit T3F
A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (to be included in exhibit T3C to be filed by amendment).
Exhibit 25.1	Form T-1 qualifying Deutsche Bank Trust Company Americas, as Trustee under the Indenture to be qualified (to be filed by amendment).

SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Deerfield in the State of Illinois, on August 1, 2002.

Dade Behring Inc.
/s/ LOUISE S. PEARSON Title: Corporate Vice President and Secretary

ANNEX A

SCHEDULE OF GUARANTORS

        Set forth below is a list of all the Guarantors for the Notes. The mailing address for each Guarantor is c/o Dade Behring Inc., 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

GUARANTOR
Dade Microscan, Inc. Dade Finance, Inc. Syva Diagnostics Holding Co. Syva Childcare Inc. Syva Company Chimera Research & Chemical Inc. Dade Behring Holdings, Inc.

Exhibit T3A-1
Certificate of Incorporation of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit 3.1 to the Corporation's Form S-1 Registration Statement filed on October 4, 1996).
Exhibit T3A-2	Amendment of Certificate of Incorporation of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation's Form 10-K, filed on March 29, 1999)
Exhibit T3B-1	Amended and Restated Bylaws of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit 3.2 to the Corporation's Form 10-K, filed on March 31, 1998).
Exhibit T3C
Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and Deutsche Bank Trust Company Americas, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, section and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (to be filed by amendment).
Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement of Debtors' Joint Plan of Reorganization (including the Plan which is attached as Exhibit A thereto) (filed herewith).
Exhibit T3F
A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (to be included in exhibit T3C to be filed by amendment).
Exhibit 25.1	Form T-1 qualifying Deutsche Bank Trust Company Americas, as Trustee under the Indenture to be qualified (to be filed by amendment).

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GENERAL
  ITEM 1. GENERAL INFORMATION.
  ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
AFFILIATIONS
  ITEM 3. AFFILIATES.
MANAGEMENT AND CONTROL
  ITEM 4: DIRECTORS AND EXECUTIVE OFFICERS
  ITEM 5: PRINCIPAL OWNERS OF VOTING STOCK
UNDERWRITERS
  ITEM 6: UNDERWRITERS
CAPITAL SECURITIES
  ITEM 7: CAPITALIZATION.
INDENTURE SECURITIES
  ITEM 8: ANALYSIS OF INDENTURE PROVISIONS
  ITEM 9: OTHER OBLIGORS
CONTENTS OF APPLICATION FOR QUALIFICATION
SIGNATURES
  ANNEX A